DAVID YERES DIRECT TEL +1 212 878 8075 DIRECT FAX +1 212 878 8375 David.Yeres@CliffordChance.com

June 19, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:   Sonia Barros, Esq.

Re: iShares® Diversified Alternatives Trust

Dear Ms. Barros:

Thank you for your letter dated June 10, 2008 setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 2 to the Registration Statement on form S-1 (Registration No. 333-153099) filed on May 15, 2009 (the “Registration Statement”) in respect of the continuous offering pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), of shares (the “Shares”) of the iShares® Diversified Alternatives Trust, a statutory trust to be created under the laws of the State of Delaware (the “Trust”). On the date hereof, iShares® Delaware Trust Sponsor, LLC, in its capacity as the sponsor of the Trust (in such capacity, the “Sponsor”), has caused the filing of Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”).

The responses to the staff’s comments are set forth below. For convenience, we have re-typed in italics the staff’s comment preceding each response. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus that is part of the Amendment.

Cover page of the Registration Statement

1.	We note that you have registered a dollar amount of securities being offered in reliance on Rule 457(o). Please note that if the per share price of $50 increases so that the maximum aggregate offering price would be greater than the maximum aggregate offering amount listed in the calculation of registration fee table, you would be required to register an additional dollar amount on a new registration statement and pay an additional registration fee, or reduce the number of shares you offer. See Question 240.01 and Section 640.04 of our Compliance and Disclosure Interpretations available on our website at http://www.see.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

June 19, 2009

The staff’s comment has been noted.

Cover page of Prospectus

2.	We note your response to our prior comment 3 and your use of the defined term “Basket Amounts” in an attempt to comply with our prior comment 3. However, the disclosure remains unclear and therefore we are reissuing our comment. Please disclose on the cover page and in the Plan of Distribution section, without reference to a defined term, the offering price Authorized Participants will pay following the initial purchase of the initial baskets. Please refer to Item 501(b)(3) of Regulation S-K and Rule 421 of Regulation C.

The disclosure on the cover page and on page 78 has been amended to indicate that the Authorized Participants will pay a consideration per Share equal to the net asset value per Share announced by the Trust on the first Business Day following that day on which the purchase order is received by the Trust. We believe the approach taken is consistent with Instruction 2 to Item 501(b)(3) of Regulation S-K which allows, for circumstances (such as those present in the case of the Trust) where a statement of the actual price is impracticable, an explanation of the method by which the price will be determined.

Graphic to the included on page 3

3.	Please revise the graphic to explain in plain English the meaning of “Institutional Portfolio Construction” which appears at the bottom of the graphic. Please also move the graphic to the end of the subsection “Investment Objective; Strategies.”

The reference to “Institutional Portfolio Construction” has been removed. We are submitting with hard copy of this communication the revised graphic.

Investment Objective; Strategies, page 3

4.	Please revise your disclosure to explain in plain English “curve arbitrage” and the “technical strategies” you have identified on page 4. This additional disclosure will also contribute to an understanding of the graphic you have provided. Please also revise the applicable disclosure on pages 37 and 38.

The disclosure has been revised as requested by the staff. The new language appears at pages 4, 37 and 38.

Risk Factors, page 14

The Trust will be subject to credit risks .... page 21

5.	Please revise this risk factor subheading so that it clearly conveys the specific risk to you. Currently, this subheading merely states a fact about your business.

June 19, 2009

The subheading has been revised as requested by the staff.

The lack of experience of the Advisor and its principals. . ., page 23

6.	The subheading of this risk factor discusses the risk of the lack of experience of the Advisor and “its principals” but the paragraphs under this subheading do not discuss the risks associated with the lack of experience of those responsible for portfolio management decisions, including Ryan Braniff and Alan Mason. Please revise this risk factor to address the risks associated with the lack of experience of those responsible for portfolio management decisions for the Trust.

The changes requested by the staff have been made.

The Trust may incur additional transactional costs, page 27

7.	Please detail in greater specificity the additional transactional costs that the Trust may incur, how high such transactional costs may be and why actively managed portfolios such as the Trust may have higher transactional costs. Describe the market conditions and other factors that may contribute to a higher turnover rate.

The changes requested by the staff have been made. The revised risk factor appears on page 28.

Draft Forms of Financial Statements

Schedule of Investments, page 5

8.	Please revise your format for your Schedule of Investments to address all open trading positions. Refer to paragraphs 7A4-7.19 of the AICPA’s Audit & Accounting Guide for Investment Companies.

The Schedule of Investments (pg. 5) of the draft form of financial statements has been changed to meet the requirements of paragraphs 7.14-7.19 of the Audit Guide.

Summary of Significant Accounting Policies

B. Investment in Forward and Futures Contracts, page 7

9.	We note that the market value of all open forward contracts will be based upon the prices determined by the Trust Administrator utilizing data from a valuation service. Please indicate the name and relationship of the Registrant’s Trust Administrator.

The Notes to Financial Statements (second paragraph on pg. 7) identify State Street Bank and Trust Company as the “Trust Administrator.”

4- Trust Expenses, page 9

June 19, 2009

10.	We note your disclosure relating to sponsor fees. Please clarify whether the caption on the statement of operations which currently is listed as management fees should be revised to sponsor fees. Additionally, please provide appropriate disclosure for brokerage commissions and fees. Finally, please add disclosure in an amended filing which addresses offering costs and disclose the amount of offering costs which have been advanced by the sponsor to date.

The caption for “Management Fees” has been changed to “Sponsor’s Fees” in the draft form of Financial Statements.

Additional disclosure regarding brokerage commissions and fees has been included in the draft form of financial statements (pg. 9), as follows: “The Trust incurs all brokerage commissions and other transaction related fees and expenses in connection with the trading activities of the Trust. These expenses are recorded as brokerage commissions and fees in the Statement of Operations as incurred.”

The Sponsor does not believe the amount of its costs and expenses in connection with the Trust to be relevant to investors in the Shares. Such costs and expenses are assumed by the Sponsor for its own account, not “advanced” to the Trust and, therefore, the Trust will not have to reimburse such amounts.

10- Investment Valuation, page 13

11.	Your disclosure currently classifies forward currency contracts as level 1 within the fair value hierarchy. Please help us to understand the considerations you made in reaching the conclusion to classify these contracts as level 1 in light of your disclosure on page 6 which indicates that forward contracts are usually the subject of negotiation between the parties involved, forward contracts are not exchange traded and that a valuation service is utilized in order for the Trust Administrator to value forward positions.

Forward currency contracts will be classified as Level 2 within the fair value hierarchy of FAS 157. this change has been made in the draft form of financial statements (pg. 13).

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Please feel free to contact the undersigned at (212) 878-8075 or Edgard Alvarez at (202) 912-5007 with any questions or comments you may have regarding this matter.

Sincerely,

/S/    DAVID YERES

        David Yeres

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